NR12-19	August 8, 2012

Cardero Announces Additional Drill Results from the
Sheini Hills Iron Project, Ghana

Best intersections include:
Hole 15; 70.6 metres from surface, grading 38.1% Iron
Hole 17; 41.9 metres from surface, grading 39.1% Iron
Hole 18; 75.8 metres from surface, grading 37.9% Iron
Hole 20; 61.3 metres from surface, grading 38.5% Iron
Hole 28; 56.0 metres from surface, grading 38.8% Iron

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY) announces receipt of additional drill results from Phase I drilling at the Company’s Sheini Hills Iron Project, in north eastern Ghana.

Cardero continues to receive very positive drill results from the Sheini Hills Iron Project in Ghana. Results from an additional 16 drill holes have been delivered.

The best intersections from this batch are located on section 1009600N (Figures 1 and 5) where three drill holes returned an apparent average thickness of 59.7 metres with a weighted average grade of 38.38% iron. On section 1008800N, apparent ironstone intersections are thicker, averaging 84.88 metres.

Results are presented in detail, by drill section, below:

Figure 1: DRILL SECTION 1009600N

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Table1: DRILL SECTION 1009600N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)

SCD017	0.0	7.9	7.9	41.3
and	23.7	65.6	41.9	39.1
incl.	49.3	65.6	16.3	41.6
SCD018	0.0	75.8	75.8	37.9
SCD020	0.0	61.3	61.3	38.5
incl.	0.0	28.7	28.7	44.7
Average thickness / hole*			59.7
Weighted average grade*				38.4

All results now received for this drill section. *Weighted average thickness and grade is based on full intersections. High-grade surface ferricrete intersections in Hole SCD017 are also excluded as this is a different potential ore-type. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 2: DRILL SECTION 1008800N

Table 2: DRILL SECTION 1008800N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)

SCD012	57.7	147.4	89.7	35.1
SCD013	0.0	122.3	122.3	35.1
incl.	0.0	17.4	17.4	43.6
SCD014	143.0	200.0	57.0	30.7
incl.	155.0	176.2	21.2	36.6
SCD015	0.0	70.6	70.6	38.1
incl.	38.0	62.4	24.4	41.6
SCD023	0.0	7.2	7.2	39.0
Average thickness / hole*			84.88
Weighted average grade*				35

Drill holes SCD012 to SCD014 were previously reported (news release NR12-17). *Weighted average thickness and grade is based on full intersections. High-grade surface ferricrete intersections in Hole SCD023 are also excluded as this is a different potential ore-type. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

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Figure 3: DRILL SECTION 1008000N

Table 3: DRILL SECTION 1008000N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)

SCD016	43.1	103.2	60.1	34.6
SCD019	0.0	3.5	3.5	44.8
and	11.3	53.0	41.7	31.3
SCD021	49.9	148.0	98.1	30.6
incl.	53.0	59.4	6.4	37.8
incl.	67.3	72.4	5.1	40.4
SCD024		pending
SCD026	10.0	96.5	86.5	31.4
incl.	10.0	30.0	20.0	36.4
incl.	81.2	93.7	12.5	35.6
SCD028	0.0	56.0	56.0	38.8
SCD033		pending
Average thickness / hole*			68.5
Weighted average grade*				32.9

All results now received for this drill section. *Weighted average thickness and grade is based on full intersections. High-grade surface ferricrete intersections at the top of Hole SCD019 are also excluded as this is a different potential ore-type. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 4: DRILL SECTION 1006400N

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Table 4: DRILL SECTION 1006400N

Drill hole	From (m)	To (m)	Thickness (m)	Iron Grade (%)

SCD029	0.0	32.2	32.2	37.9
incl.	0.0	17.3	17.3	42.3
SCD031	0.0	30.2	30.2	37.4
SCD032	0.0	29.2	29.2	38.8
Average thickness / hole*			30.5
Weighted average grade*				38.1

All results now received for this drill section. *Weighted average thickness and grade is based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Table 5: DRILL SECTION 1010400N

Drill hole	From (m)	To (m) Thickness (m)	Iron Grade (%)
SCD025		no significant results

PHASE I DRILL TESTING

Phase I exploration at the Sheini Hills Iron project has been completed. The program targeted two main types of potential iron ore, ironstone ridges and surface ferricretes, both being haematite-dominated with negligible magnetite content:

Ironstone Ridges

Ironstone Ridges have been tested with 9,192.4m metres of diamond drilling. A total of 67 diamond drill holes have been completed with results received for the first 30 drill holes.

In Phase I, ironstone ridges were drilled over a strike length of 9 kilometres north-south and along section lines averaging approximately 600 metres east-west. Aggregate apparent ironstone thicknesses range from 23.8 metres in SCD032 (1006400N) to 122.3 metres in SCD013 (1008800N). Outcropping ironstones over an additional 9 kilometres of strike length have been targeted for future drill-testing.

The Ironstone ridges are composed of two potential ore-types. Higher grade thinly banded ironstones are considered to be primary Rapitan-type ironstones although an epigenetic origin cannot be entirely ruled out. Associated diamictites, sediments of probable glacial origin, are thought to be epigenetic and partially replaced by haematite.

The grade of ironstone intersections returned to date is partially dependent on the relative proportions and thicknesses of two ironstone facies in each drill intersection. Drilling to date indicates a trend towards higher proportions of banded ironstones in the north.

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Peripheral Ferricretes

Surface Ferricrete/Detrital Deposits were tested with 1,923 metres of reverse circulation drilling. Assays will be published in separate news releases when results become available.

Drill testing of surface ferricretes covered a mapped surface area of 20 square kilometres. The ferricrete thickness ranges from 1 meter to 29 metres in thickness with an average ferricrete thickness of 9.2 metres from surface. Ferricrete mapping indicates that an additional area of 16 square kilometres can be targeted for future drill testing.

Detrital iron deposits are found where weathering has eroded bedded iron deposits and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types are found peripheral to the Sheini Hills ironstone ridges. When rock units break down under the weathering process they are often affected by circulating groundwater under appropriate conditions typically form hard indurated zones such as ferricrete and laterite.

The quality of the iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes.

RESOURCE ESTIMATE

SRK Consulting has been retained to complete an initial resource estimate. Now that Phase 1 exploration is complete this is underway with the maiden resource reporting anticipated for Q4 2012.

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Figure 5: DRILL PROGRAM LOCATION MAP

Maps showing Sheini Property (left) and the Phase I drill program focused in north-central area (right). The drill program focused on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron / ferricrete. Section lines are shown for figures 1, 2, 3 and 4. Sections 1003600N and1007170N contain previously released drill results.

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QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

QA/QC

The work program at Sheini is supervised by Christopher White (Cardero Resource Corp.) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group company), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

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Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, the ultimate nature and required expenditures of the work programs under the prospecting licenses; business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.